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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Citizens First Corporation
(Name of Subject Company)

Citizens First Corporation
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

17462Q107
(CUSIP Number of Class of Securities)

M. Todd Kanipe
President and Chief Executive Officer
Citizens First Corporation
1065 Ashley Street, Suite 200
Bowling Green, Kentucky 42103
Telephone: (270) 393-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Caryn F. Price
Cynthia W. Young
Rick G. Alsip
Wyatt, Tarrant & Combs, LLP
500 W. Jefferson Street, Suite 2800
Louisville, Kentucky 40202
Telephone: (502) 589-5235

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Statement") relates is Citizens First Corporation, a Kentucky corporation (the "Company"). The Company's principal executive offices are located at 1065 Ashley Street, Suite 200, Bowling Green, Kentucky 42103, and its telephone number at that address is (270) 393-0700.

Securities.

        The title of the class of equity securities to which this Statement relates is the Company's Common Stock, no par value per share (the "Company Common Shares"). As of November 2, 2009, there were 1,968,777 Company Common Shares issued and outstanding, and an additional 176,246 Company Common Shares were reserved for issuance under the Company's equity compensation plans, of which up to a maximum of 98,726 Company Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of the Company. In addition, the U.S. Department of the Treasury holds a warrant to purchase up to 254,218 Company Common Shares at an initial per share exercise price of $5.18, subject to adjustment as provided in the warrant. As of November 2, 2009, the Company also had 250 shares of Cumulative Perpetual Convertible Preferred Stock (the "Convertible Preferred Stock") issued and outstanding. The outstanding shares of Convertible Preferred Stock have a stated value of $31,992 per share and are currently convertible into an aggregate of 568,848 Company Common Shares based on a $14.06 conversion price. In addition, as of November 2, 2009, the Company also had 250 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "TARP Preferred Stock") issued and outstanding, all of which were purchased and are held by the U.S. Department of the Treasury under its Capital Purchase Program. None of the TARP Preferred Stock is convertible into Company Common Shares.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company's website address is www.citizensfirstbank.com. The information on the Company's website should not be considered a part of this Statement.

Tender Offer.

        This Statement relates to the unsolicited offer by Porter Bancorp, Inc., a Kentucky corporation ("Porter"), as disclosed in the Tender Offer Statement on Schedule TO, dated October 23, 2009 (as amended or supplemented from time to time, the "Schedule TO"), to exchange each outstanding Company Common Share for $9.00 per share, payable, at the election of the holder thereof in the form of: $9.00 in cash; or 0.5686 shares of the common stock of Porter (the "Porter Common Shares") (the "Share Exchange Ratio"); or $4.50 in cash and 0.2843 Porter Common Shares, upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Tender Offer to Exchange, Subject to Completion, dated October 23, 2009 (the "Exchange Tender Offer"), and (ii) the related Letter of Transmittal (which, together with the Exchange Tender Offer and any amendments or supplements thereto from time to time, constitute the "Tender Offer"). In addition, holders of Company Common Shares whose shares are exchanged in the Tender Offer will receive cash in lieu of any fractional shares of Porter Common Stock to which they may be entitled in the Tender Offer. If a holder of Company Common Shares whose shares are exchanged in the Tender Offer fails to properly elect the form of consideration the holder desires in accordance with the terms of the Tender Offer, the holder will receive Porter Common Shares at the Share Exchange Ratio for the holder's Company Common

Shares. Porter filed the Schedule TO with the Securities and Exchange Commission (the "SEC") on October 23, 2009. On the same date, Porter also filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") relating to Porter Common Shares to be issued in connection with the Tender Offer. According to the Schedule TO, the Tender Offer will expire at 5:00 p.m., Eastern Time, on December 22, 2009, unless Porter elects to extend the Tender Offer.

        In the Tender Offer, Porter indicates it has valued Porter Common Shares at $15.8286 per share, the average closing price of Porter Common Shares reported on the Nasdaq Global Market during the ten trading days ending on October 16, 2009, as adjusted to reflect the 5% stock dividend on such shares announced on October 19, 2009. The Share Exchange Ratio (0.5686 Porter Common Shares for each Company Common Share) was determined by dividing $9.00 by $15.8286.

        The Share Exchange Ratio will be adjusted if the average closing price of Porter Common Shares during the ten consecutive trading days ending on the third trading day immediately before the expiration date of the Tender Offer ("average closing price") is less than or equal to $14.24 or exceeds or is equal to $17.42. The adjustment to the Share Exchange Ratio will be calculated by dividing $9.00 by the average closing price. If the average closing price is less than or equal to $14.24, then the Share Exchange Ratio will increase. If the average closing price is greater than or is equal to $17.42, then the Share Exchange Ratio will decrease.

        Porter is not offering to acquire shares of either of the two series of the Company preferred stock—the Convertible Preferred Stock or the TARP Preferred Stock. If the Tender Offer is consummated, shares of the two series of preferred stock of the Company would remain outstanding, with the same dividend rights, conversion rights, if any, preferences and obligations as they currently are stated in the Company's Amended and Restated Articles of Incorporation. The Convertible Preferred Stock would remain convertible into Company Common Shares based on the stated value per share of $31,992 divided by a conversion price per share of $14.06.

        Porter states in the Tender Offer that the purpose of the Tender Offer is for Porter to acquire control of the Company, and that it is offering to acquire any and all of the outstanding Company Common Shares in the Tender Offer. If the Tender Offer is consummated, Porter indicates it may seek to consummate a merger of a wholly-owned subsidiary of Porter into the Company in order to acquire the entire equity interest in the Company, although Porter indicates it has no commitment to do so. Such a merger is sometimes referred to as a second-step merger. In the event of such a second-step merger, Porter indicates in the Tender Offer that the Company's Convertible Preferred Stock would become convertible into the kind and amount of other stock or cash receivable in the merger by a holder of the number of Company Common Shares into which the Convertible Preferred Stock could have been converted immediately before the merger.

        In addition to (and not in limitation of) Porter's right to extend and amend the Tender Offer at any time, in its discretion, the Tender Offer states that Porter shall not be required to accept for exchange any Company Common Shares tendered pursuant to the Tender Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) be required to make any exchange for Company Common Shares accepted for exchange and may extend, terminate or amend the Tender Offer, if immediately prior to the expiration of the Tender Offer, in the reasonable judgment of Porter, any one or more of the following conditions shall not have been satisfied:

        Regulatory Condition—Completion of the Tender Offer is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the Tender Offer, including the approval from the Board of Governors of the Federal Reserve (the "Federal Reserve") and the Kentucky Department of Financial Institutions (the "KDFI").

        Minimum Tender Condition—The Company's stockholders must have validly tendered and not withdrawn before the expiration of the Tender Offer Company Common Shares representing at least 51% of Company Common Shares then outstanding.

        Registration Statement Condition—The Registration Statement shall have become effective under the Securities Act of 1933, as amended (the "Securities Act"), and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Porter shall have received all necessary state securities law or "blue sky" authorizations.

        NASDAQ Listing Condition—The Porter Common Shares to be issued pursuant to the Tender Offer shall have been approved for listing on the Nasdaq Global Market.

        Other Conditions—Any of the following conditions exist:

  •
  there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (a "governmental authority") (1) challenging or seeking to, or which, in the reasonable judgment of Porter, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Tender Offer or the provisions of the Tender Offer or, the acceptance for exchange of any or all of the Company Common Shares by Porter or any affiliate of Porter, or seeking to obtain material damages in connection with the Tender Offer; (2) seeking to, or which in the reasonable judgment of Porter is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by the Company, Porter or any of their affiliates of all or any of the business or assets of the Company, Porter or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Porter or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Porter or any of their affiliates; (3) seeking to, or which in the reasonable judgment of Porter is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the Kentucky Business Corporation Act (the "KBCA") (as in effect on the date of the Tender Offer) in connection with the making of the Tender Offer, the acceptance for exchange, or exchange, of some or all of the Company Common Shares by Porter or any other affiliate of Porter or the consummation by Porter or any other affiliate of Porter of a second-step merger or other business combination with the Company, including, without limitation, the right to vote any Company Common Shares acquired by Porter pursuant to the Tender Offer or otherwise on all matters properly presented to the Company stockholders; (4) seeking to require divestiture by Porter or any other affiliate of Porter of any Company Common Shares; (5) seeking, or which in the reasonable judgment of Porter is reasonably likely to result in, any material diminution in the benefits expected to be derived by Porter or any affiliate of Porter as a result of the transactions contemplated by the Tender Offer or any other business combination with the Company; (6) relating to the Tender Offer contemplated by Porter's prospectus/offer to exchange which, in the reasonable judgment of Porter, might materially adversely affect the Company or any of its affiliates or Porter or any other affiliate of Porter or the value of Company Common Share; or (7) which in the reasonable judgment of Porter could otherwise prevent, adversely affect or materially delay consummation of the Tender Offer;

  •
  any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including without limitation those of the Federal Reserve and the KDFI, (1) shall contain terms that, in the reasonable judgment of Porter, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Porter or any affiliate of Porter as a result of the transactions contemplated by the Tender Offer or any other business combination with the Company, or (2) other than in connection with the Regulatory Condition, shall not have been obtained, and on terms reasonably satisfactory to Porter, or any applicable waiting periods for such clearances or approvals shall not have expired;

  •
  there shall have been action taken or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Porter, the Company or any subsidiary or affiliate of Porter or the Company; or (2) the Tender Offer or any other business combination with the Company, by any legislative body or governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the Bank Holding Company Act to the Tender Offer, that in the reasonable judgment of Porter might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (7) of the first bullet point above;

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  any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of the Tender Offer is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, shareholders' equity, licenses, franchises, operations, results of operations or prospects of the Company or any of its affiliates or Porter shall have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Company Common Shares to Porter or any of its affiliates;

  •
  there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States; (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Porter, might materially adversely affect, the extension of credit by banks or other lending institutions; (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States; (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefore; (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its affiliates do business that could, in the reasonable judgment of Porter, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its affiliates or the trading in, or value of, the Company Common Shares; (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Tender Offer or any material adverse change in the market price of the Company Common Shares; or (8) in the case of any of the foregoing existing at the time of commencement of the Tender Offer, a material acceleration or worsening thereof;

  •
  (1) a tender or exchange offer for some or all of the Company Common Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Porter otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Company Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Company Common Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of the Tender Offer; (2) any such person or group which, on or prior to the date of the Tender Offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series; (3) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Company Common Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries; or (4) any person (other than Porter) has filed an application under the Bank Holding Company Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets, securities or subsidiaries of the Company;

  •
  the Company or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Company Common Shares or its capitalization; (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Company Common Shares or other securities; (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Company Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (i) the issuance of Company Common Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of the Tender Offer, of employee stock options or other equity awards, in each case publicly disclosed by the Company as outstanding prior to such date, (ii) the issuance of Company Common Shares in exchange for outstanding shares of the Convertible Preferred Stock pursuant to the terms and conditions of the Company's Amended and Restated Articles of Incorporation in existence as of the date of the Tender Offer), and (iii) the issuance of Company Common Shares upon the exercise of the warrants issued to the U.S. Department of the Treasury (as initial warrant holder)), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company; (5) other than cash dividends required to be paid on the shares of the Convertible Preferred Stock and/or the TARP Preferred Stock that have been publicly disclosed by the Company as outstanding prior to the date of the Tender Offer and regular quarterly cash dividends on Company Common Shares, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including by adoption of a shareholders rights plan; (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Porter, burdensome covenants or security provisions; (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Porter's reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Company Common Shares to Porter or any of its subsidiaries or affiliates; (9) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the offer, the acceptance for exchange, or exchange, some or all of the Company Common Shares by Porter or the consummation of any merger or other business combination involving the Company and Porter (and/or any of Porter's subsidiaries); or (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Porter shall have become aware of any such action which was not previously announced;

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  Porter or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase or exchange of securities or assets of the Company or any of its subsidiaries, or Porter and the Company reach any other agreement or understanding, in either case, pursuant to which it is agreed that the Tender Offer will be terminated; or

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  the Company or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase or exchange of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Porter's reasonable judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Company Common Shares or other securities, assets or business of the Company or any of its subsidiaries); or (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange;

which in the reasonable judgment of Porter in any such case, and regardless of the circumstances (including any action or omission by Porter) giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with acceptance for exchange, or exchange, of Company Common Shares.

        The Tender Offer indicates that the foregoing conditions are for the sole benefit of Porter and may be asserted by Porter regardless of the circumstances giving rise to any such condition or, other than the "Regulatory Condition," "Registration Statement Condition," and "NASDAQ Listing Condition," may be waived by Porter in whole or in part at any time and from time to time prior to the expiration of the Tender Offer in its sole discretion. To the extent Porter waives a condition set forth above with respect to one tender, the Tender Offer indicates that Porter will waive that condition with respect to all other tenders. Porter further indicates in the Tender Offer that its failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Tender Offer. The Tender Offer states any determination by Porter concerning any condition or event described in the Tender Offer shall be final and binding on all parties to the fullest extent permitted by law.

        The Tender Offer is not conditioned upon Porter entering into a definitive merger agreement with the Company that would provide for a second-step merger.

        The Schedule TO states that the principal executive offices of Porter are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest.

        Except as described in this Statement or in the excerpts from the Company's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 3, 2009 (the "2009 Proxy Statement"), relating to the Company's 2009 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) Porter or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2009 Proxy Statement: "Share Ownership of Management and Certain Beneficial Owners," "Executive Officers," "Executive Compensation," and "Certain Transactions". Effective April 22, 2009, Mary D. Cohron resigned as President and Chief Executive Officer and as a director of the Company. M. Todd Kanipe was ultimately named her replacement and also appointed as a director of the Company. On August 24, 2009, Steve Marcum was named Chief Financial Officer. Dawn Forbes, the previous Chief Financial Officer became Vice President and Treasurer. In addition, directors Floyd H. Ellis and Jerry E. Baker did not seek reelection at the Company's 2009 Annual Meeting of Stockholders.

        Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Porter.

        According to the Schedule 13D dated as of October 14, 2009 and filed by Porter, Maria L. Bouvette and J. Chester Porter with the SEC on October 16, 2009 (the "Schedule 13D"), as of October 15, 2009, Porter was the beneficial owner of 392,661 Company Common Shares, which represented 19.7% of the outstanding Company Common Shares on a fully diluted basis. The Schedule 13D indicates these shares included 31,000 Company Common Shares and 22 shares of the Convertible Preferred Stock, which was then convertible into 50,058 Company Common Shares, as well as 311,603 Company Common Shares that Porter acquired the right to purchase under option agreements that Porter entered into with certain undisclosed stockholders of the Company on October 15, 2009.

        According to the Schedule 13D, Maria L. Bouvette, the President and Chief Executive Officer of Porter and one of its directors, also owns 5,000 Company Common Shares. The Schedule 13D indicates that, in addition to those shares, Ms. Bouvette and J. Chester Porter, the Chairman of Porter and one of its directors, as a result of their ownership of a majority of outstanding Porter Common Shares, may be deemed to also beneficially own the Company Common Shares beneficially owned by Porter as described in the preceding paragraph.

        From time to time, one or more of the Company's directors and executive officers and their associates, including members of their families, corporation, partnerships or other organizations in which the directors and officers have a controlling interest, have had or may in the future have banking transactions in the ordinary course of business with Porter or its affiliates. Currently, at least one director of the Company is associated with a corporation that has a lending relationship with Porter's banking subsidiary.

        The Company and its banking subsidiary and Porter and its banking subsidiary from time to time enter into banking transactions in the ordinary course of business, such as loan participations. Further, in the ordinary course of their respective businesses, the Company and Porter or their respective subsidiaries participate from time to time in certain industry groups.

Consideration Payable Pursuant to the Tender Offer.

        If the Company's directors and executive officers were to tender any Company Common Shares they own pursuant to the Tender Offer, they would receive $9.00 cash or Porter Common Shares at the Share Exchange Ratio or a combination of both, as each director or executive officer elected, on the same terms and conditions as the Company's other common stockholders. As of November 2, 2009, the Company's directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 103,302 Company Common Shares (excluding Company Common Shares currently issuable upon the conversion of any shares of Convertible Preferred Stock or issuable pursuant to options to purchase Company Common Shares that were outstanding on November 2, 2009). If such directors and executive officers were to tender all of such Company Common Shares pursuant to the Tender Offer and each Company Common Share was exchanged for either all cash or all Porter Common Shares, such directors and executive officers would receive an aggregate of approximately $929,718 in cash or 58,737 Porter Common Shares.

        As of November 2, 2009, the Company's directors and executive officers set forth on Annex A held options to purchase an aggregate of 53,037 Company Common Shares, all of which had an exercise price in excess of the Tender Offer price, as well as an aggregate of 16 shares of Convertible Preferred Stock that are convertible into an aggregate of 36,406 Company Common Shares based on a stated value of $31,992 per share and a $14.06 conversion price. All of the outstanding options to purchase Company Common Shares are currently vested and exercisable.

        As discussed below under "Item 4.—The Solicitation or Recommendation", to the knowledge of the Company, none of the Company's directors or executive officers set forth on Annex A hereto currently intends to tender any of their Company Common Shares for purchase pursuant to the Tender Offer.

Employment Agreements.

        The Company and its President and Chief Executive Officer, M. Todd Kanipe, entered into an employment agreement effective as of September 17, 2009. Mr. Kanipe's employment agreement is for a term of three years and will be automatically renewed for successive one year terms unless either party gives 60 days notice to the other of its intent not to renew. The agreement provides for payment to Mr. Kanipe of an annual salary of $200,000, four weeks vacation annually, a monthly automobile allowance and participation in all employee benefit programs as are offered by the Company to its other executive officers. The agreement may be terminated by the Company upon 60 days notice for cause (as defined in the agreement). In the event the agreement is terminated with cause, Mr. Kanipe will not be entitled to any further compensation following written notice of termination. Mr. Kanipe may voluntarily terminate his employment upon 60 days notice. In the event the agreement is terminated by Mr. Kanipe, the Company will be obligated to pay Mr. Kanipe the value of accrued fringe benefits through the date of termination. The agreement does not provide for termination of the agreement by the Company without cause. In the event Mr. Kanipe terminates his employment for any reason during the term of the agreement, Mr. Kanipe will be prohibited for six months from rendering any services to any banking institution in Barren, Hart, Simpson, and Warren Counties in Kentucky and all other counties adjoining Warren County, Kentucky.

        The Company and its current Executive Vice President, Community Banking and Private Client Group, Kim M. Thomas, entered into an employment agreement effective as of March 14, 2005, as amended effective as of September 21, 2006. Ms. Thomas' employment agreement is for a term of three years and will be automatically renewed for a new three year term unless either party gives notice to the other of its intent not to renew. The agreement provides for the payment to Ms. Thomas of an annual salary to be established by the Company's Board of Directors, after a recommendation from its compensation committee, each year. For the 2009 calendar year, Ms. Thomas' salary has been set at $100,000. Ms. Thomas' employment agreement may be terminated by the Company for cause (as defined in the agreement) and without cause. In the event the agreement is terminated without cause, the agreement provides that the Company will be obligated to pay Ms. Thomas the value of accrued fringe benefits through the date of termination and severance compensation equal to up to 12 months' salary based on the number of months of service by Ms. Thomas under the term of the agreement. However, because of the Company's participation in the U.S. Department of the Treasury's Capital Purchase Program, the Company is currently prohibited from paying any such severance compensation. Ms. Thomas may voluntarily terminate her employment upon 60 days notice. In the event of Ms. Thomas' termination of employment prior to the natural expiration of the agreement, Ms. Thomas will be prohibited for one year from rendering any services to any banking institution in Warren County and any contiguous county.

Director Compensation.

        Under the Company's current director compensation policy which was revised in early 2009, the Company's non-employee directors receive $500 per month for each month in which they attend a Board of Directors' or Board committee meeting. Directors may also receive community board fees ranging from $200 to $250 per meeting. Commencing in January 2010, non-employee directors will receive $250 per month for each month in which they attend a Board or committee meeting. The Company also reimburses non-employee directors for the expenses they incur to attend the meetings. Directors do not receive separate compensation for serving on the Board of Directors of Citizens First Bank, Inc., the Company's banking subsidiary. In addition, one non-employee director participates in the Company's health insurance plan, but this director pays the full premium for such participation.

Exculpation and Indemnification of Directors and Officers.

        Article VIII of the Company's Amended and Restated Articles of Incorporation limits the liability of directors of the Company pursuant to the KBCA. Under this Article, directors generally will be personally liable to the Company or its stockholders for monetary damages only for transactions involving conflicts of interest or from which a director derives an improper personal benefit, intentional misconduct or violations of law, and unlawful distributions.

        The Restated Bylaws of the Company require the Company to indemnify, and permit the advancement of expenses to, each director, officer, employee or agent of the Company, and his executors, administrators or heirs, who was or is made, or is threatened to be made a defendant or respondent to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he is or was a director, officer, employee or agent of the Company for the costs of such proceeding to the fullest extent expressly permitted or required by the statutes of the Commonwealth of Kentucky and all other applicable law.

        The Restated Bylaws of the Company further provide for indemnification and advancement of expenses to the aforementioned persons by action of the Board of Directors in such amounts, on such terms and conditions, and based upon such standards of conduct as the Board of Directors may deem to be in the best interests of the Company.

        The circumstances under which Kentucky law requires or permits a corporation such as the Company to indemnify its directors, officers, employees and/or agents are set forth at Kentucky Revised Statutes 271B.8-500, et seq.

        Generally, under Kentucky Revised Statutes 271B.8-500 et seq., a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

        [1]   He conducted himself in good faith; and

        [2]   He reasonably believed

          (a)   in the case of conduct in his official capacity with the corporation that his conduct was in its best interests; and

          (b)   in all other cases, that his conduct was at least not opposed to its best interests.

        [3]   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

        A corporation may not indemnify a director:

        (1)   in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

        (2)   in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

        Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

        In addition, the Company maintains directors' and officers' liability insurance covering certain liabilities which may be incurred by its directors and officers in connection with the performance of their duties.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

        After careful consideration, including a thorough review of the terms and conditions of the Tender Offer in consultation with the Company's financial and legal advisors, the Board of Directors of the Company (the "Board"), by unanimous vote at a meeting held on November 5, 2009, concluded that the Tender Offer was inadequate and not in the best interests of the Company and its stockholders, other than Porter and its affiliates, and that, in light of the Company's future prospects, the interests of the stockholders will best be served by the Company continuing to pursue its strategic plan.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company's stockholders reject the Tender Offer and NOT tender their Company Common Shares in the Tender Offer.

        Any stockholder who has tendered Company Common Shares in the Tender Offer may withdraw them at any time prior to the expiration date. For assistance in withdrawing your Company Common Shares, contact your broker.

        Please see "Reasons for Recommendation" below as well as the Company's letter to stockholders attached to this Statement as Exhibit (a)(2) and incorporated herein by reference for further detail.

Intent to Tender.

        To the knowledge of the Company, after making reasonable inquiry, none of the Company's directors, executive officers, affiliates or subsidiaries currently intends to tender any Company Common Shares held of record or beneficially owned by such person pursuant to the Tender Offer.

Background of the Tender Offer and Reasons for Recommendation.

Background of the Tender Offer

        In May 2009, the Company began a strategic review process to refine its strategic focus and significantly reduce its operating costs. We initiated this action following the resignation of Mary D. Cohron as the Company's President and Chief Executive Officer and the appointment of Todd Kanipe as Interim President and Chief Executive Officer who was later appointed President and Chief Executive Officer. From time to time, beginning in May 2009, certain stockholders of the Company advised individual board members that the Company should add a representative to the Board or seek a buyer for the Company. No formal recommendation or request for a nominee on the Board was ever received by the Board or management.

        From time to time the Board discussed these individual contacts and concluded that management and the Company should focus on finalizing and then implementing its strategic plan so that it could continue as an independent, local community bank in the Bowling Green market area. The Board concluded that the Company's stock price did not reflect the value of the Company and further that the current depressed local, regional and national economy also had severely negatively impacted stock prices, and community bank stock prices, including the Company, in particular.

        On September 9, 2009, Maria Bouvette, President and Chief Executive Officer of Porter, contacted Todd Kanipe to request a meeting with the Company's directors and executives to convey Porter's interest in a possible transaction with the Company.

        On September 10, 2009, Mr. Kanipe called Ms. Bouvette to schedule a time when the Company's Chairman, Jack Scheidler, would be available for a meeting.

        On September 14, 2009, Ms. Bouvette contacted Mr. Kanipe again and a meeting was tentatively scheduled in Bowling Green for September 28, 2009, when Mr. Kanipe and Mr. Scheidler would be available.

        Over the next few days, Mr. Kanipe discussed the proposed meeting with Porter with members of the Board and Chartwell Capital, Ltd. ("Chartwell"), the Company's financial advisor. Several reasons were identified from those discussions why representatives of the Company should not engage in one-on-one discussions with Ms. Bouvette at that time. The Company was in the final stages of an evaluation of its long-term strategic plans and planned to make a public announcement of such plans in connection with the release of its third quarter earnings. Given Porter's status as a stockholder of the Company, none of this could be discussed at the meeting with Ms. Bouvette without risk of making a selective disclosure prohibited under the securities laws.

        On September 22, 2009, Mr. Kanipe called Ms. Bouvette to inform her that he wished to cancel their scheduled meeting and that the Board was not interested in engaging in any discussions with Porter at this time.

        On September 28, 2009, the Company received the following letter from Porter addressed to the Board stating that it was interested in acquiring the Company and engaging in exclusive negotiations with the Company for this purpose. The letter read as follows:

Ladies and Gentlemen:

        We confirm that Porter Bancorp, Inc. ("Porter") has significant interest in exploring a transaction with Citizens First Corporation ("Citizens"). We requested the opportunity to discuss this directly and were disappointed to learn that our meeting with Mr. Kanipe and others scheduled for September 28, 2009, had been cancelled. We would welcome the opportunity to meet and discuss this subject with the full Citizens' board.

        We continue to believe that a combination would provide substantial benefits and advance our mutual business objectives. It would generate value for Citizens and its shareholders by strengthening Citizens' financial position and market presence, enhancing its financial turnaround efforts, and providing Citizens' shareholders an economic return significantly greater than the current market price of your shares, particularly in light of the recent financial performance and regulatory challenges faced by Citizens.

        This letter outlines the terms of Porter's non-binding indication of interest in acquiring 100% of the outstanding capital stock of Citizens and sets forth the basis upon which Porter proposes to engage in discussions with Citizens subject to appropriate due diligence and Porter's and Citizens' board approvals.

        Porter is prepared to offer Citizens' common shareholders a substantial premium to the current market value of Citizens' common shares, and would acquire Citizens' outstanding preferred shares at their common equivalent value on an as-converted basis. We anticipate that the preferred shares and warrants issued by Citizens to the United States Treasury would be converted to preferred shares and warrants of Porter having comparable rights.

        Porter expects to offer shareholders a choice of Porter common stock, cash, or a combination of the two, provided that the transaction qualifies as a tax-free reorganization for those shareholders who receive Porter common stock.

        In addition to negotiating acceptable legal documentation for the combination of two publicly traded companies, final agreement on any transaction would be subject to Porter's satisfactory completion of due diligence, final approval by both Porter's and Citizens' Board of Directors, approval by Citizens' shareholders, receipt of all regulatory approvals, clearances and non-objections (including those required under Hart-Scott-Rodino, and the laws and regulations of the Federal Reserve Board, the FDIC and the Kentucky Department of Financial Institutions), and the registration and listing of the Porter common shares to be issued to Citizens' shareholders.

        Porter is prepared to expeditiously move forward in evaluating and negotiating a potential transaction. We believe that due diligence and the negotiation of a mutually satisfactory definitive merger agreement can be completed within four weeks of your acceptance and return of this letter. We anticipate that the definitive merger agreement will contain representations, warranties, covenants, conditions, and indemnification provisions customary in transactions of this size and type for publicly traded companies.

        Please remember that this letter is confidential and should be treated accordingly. As a non-binding indication of our interest in discussing a possible transaction with Citizens, we feel strongly that this letter does not constitute a publicly disclosable proposal. Due to the importance of confidentiality at this stage, this letter will be deemed withdrawn if disclosed to any other party other than Citizens' management, board of directors, or advisors.

        This letter will remain outstanding until five business days from the date hereof. We kindly ask for your response by that date. Please sign and return this letter if you wish to explore a combination of our companies. If you are in agreement with exploring a possible transaction between our companies, your execution and return of this letter will give Porter the exclusive right to negotiate with Citizens for a period of sixty days for the purchase of Citizens' outstanding capital stock. We have also enclosed for your review a confidentiality agreement to protect Citizens' information during Porter's due diligence investigation, and welcome any comments or suggestions you propose regarding that draft.

        We are excited about the possible combination of our companies and look forward to hearing from you. If you have any questions concerning our interest, please do not hesitate to contact me.

Sincerely, PORTER BANCORP, INC. By: Maria L. Bouvette, President

        On October 1, 2009, the Board held a special meeting. The special meeting was the second of two meetings of the Board that had been called in August 2009 to consider the Company's long-term strategic plan. The first meeting was held on September 3, 2009. The letter from Porter was added to the agenda for the second meeting to be held on October 1, 2009 after it was received from Porter. Also present at the meeting were representatives of Chartwell. The Board adopted a long term strategic plan for the Company, to be announced, both internally and publicly, in connection with the Company's third quarter earnings release. The Board also considered the letter received from Porter. Porter's letter contained no indication of the price range at which it was interested in pursuing a transaction yet would require the Company to commit to exclusive negotiations with Porter for 60 days. Further, Porter's offer was subject to due diligence and other conditions the Board did not view as acceptable. In addition, the Board also considered the due diligence the Company would need to conduct with respect to Porter, to the extent Porter stock would be offered in a transaction, as well as concerns that the U.S. Department of the Treasury or federal banking regulators might object to Porter, as a participant in the Treasury Department's Capital Purchase Program, paying cash to potentially acquire the Company while the U.S. Treasury was one of its stockholders. Given these concerns, the extensive strategic evaluation the Board had just concluded and the long term strategic plan the Board put in place, the Board determined it was in the Company's best interests not to enter into discussions with Porter regarding a possible transaction.

        Accordingly, on October 6, 2009, the Company delivered to Porter the following letter.

Ladies and Gentleman:

        Your letter dated September 28, 2009 has been received by management and considered by our board of directors. The board of directors has determined that it is in the best interests of the Company and its shareholders to pursue our current strategies. Accordingly, we are not interested in engaging in discussions with you regarding a potential transaction.

        The board respects the confidential nature of your letter and the board requests that you also respect the confidentiality of this response as we have been advised that public disclosure of these communications would be disruptive to customer relationships and would potentially damage long term shareholder value.

Sincerely, Jack Scheidler, Chairman M. Todd Kanipe, President and CEO

        On October 15, 2009, Porter issued a press release announcing it had entered into option agreements with certain of the Company's stockholders, agreeing to purchase the 311,603 Company Common Shares they owned for $9.00 per share, subject to Porter obtaining regulatory approval, acquiring 51% of the Company Common Shares outstanding, and certain other conditions. The next morning Porter filed a Schedule 13D with the SEC, with the form of the option agreements that contained irrevocable proxies for the optioned shares. Also that morning, the Company received a copy of the Schedule 13D and the following letter from Porter addressed to the Board.

Ladies and Gentlemen:

        In accordance with Section 13(d) of the Securities Exchange Act of 1934, enclosed is a copy of the Schedule 13D filed as of today by Porter Bancorp, Inc.

        We reconfirm our continuing interest in exploring a transaction with Citizens First Corporation on substantially the terms outlined in our letter to you dated September 25, 2009. Porter is prepared to offer Citizens' common shareholders a substantial premium to the $3.75 trading price of Citizens' common shares as of the close of trading on October 15, 2009. Porter expects to offer shareholders a choice of Porter common stock, cash, or a combination of the two. We do not contemplate any changes to the preferred stock, which would continue to remain outstanding.

        Please contact us at your earliest convenience if you wish to explore a combination of our companies. If you do, then your execution and return of this letter will give Porter the exclusive right to negotiate with Citizens for a period of sixty days for the acquisition of Citizens' outstanding capital stock. We previously delivered a confidentiality agreement for your review, and welcome any comments or suggestions you propose regarding that draft. If we do not hear from you by the close of business on Monday, October 19, 2009, Porter will consider other alternatives.

        We are excited about the possible combination of our companies and look forward to hearing from you. If you have any questions concerning our interest, please do not hesitate to contact me.

Sincerely, PORTER BANCORP, INC. By: Maria L. Bouvette, President

        On October 20, 2009, the Company released its third quarter earnings and announced the Company's new long term strategic plan and the steps being implemented by the Company to improve the Company's financial performance. These steps included identifying two branch locations that did not currently meet, and were not likely to meet in the future, targeted performance levels, and could be combined with other close locations and still maintain service levels. In addition, the Company began steps to restructure in order to reduce costs and gain efficiencies in its workforce, both at the branch level and in its administrative services area, including initial steps to start reducing overall staff by twenty percent.

        On October 22, 2009, the Board held a special meeting to consider Porter's most recent letter. Also in attendance were representatives of Chartwell, and the Company's legal advisor, Wyatt, Tarrant & Combs, LLP. While the Board was not certain which stockholders of the Company entered into option agreements with Porter—Porter failed to publicly disclose their names—the Board believes some of the stockholders who entered into the option agreements were the same ones who had previously discussed with members of the Board their desire for a seat on the Board and/or a sale of the Company. After considering a variety of factors, including the timing of Porter's announcement given the low trading price of Company Common Shares and immediately before the release of the Company's third quarter earnings, the failure of Porter to again provide a proposed price for shares of the Company, and the demand by Porter, again, for exclusive negotiations, the Board determined not to respond to Porter's indication of interest, consistent with the Board's prior determination that it was not in the Company's best interests to enter into discussions with Porter regarding a possible transaction.

        On October 23, 2009, Porter commenced the Tender Offer by filing the Schedule TO and the Registration Statement, delivering a request to the Company pursuant to Rule 14d-5 of the Exchange Act and issuing a press release.

        Later that same day, the Company issued a press release advising its stockholders to take no action with respect to the Tender Offer at that time. In addition, the Company was approached by Commerce Street Capital, LLC ("Commerce Street") to possibly serve as another financial advisor to the Company with respect to the Tender Offer.

        On October 27, 2009, a special meeting of the Board was held at the Company's principal office. Also in attendance were representatives from Chartwell and Wyatt, Tarrant & Combs, LLP. The participants discussed Porter's Tender Offer, the fiduciary duties of the Board in relation to the Tender Offer and the process for evaluating the Tender Offer. The Board also directed management to evaluate retaining an additional financial advisor to the Company with respect to the Tender Offer. At the conclusion of the meeting, the Board directed management and its legal and financial advisors to continue working diligently with respect to their review of the Tender Offer. Commerce Street was engaged by the Company on October 29, 2009.

        On October 29, 2009, Porter delivered to the Company a demand to inspect, as a stockholder of the Company, certain records of the Company for the purpose of communicating with the Company's other stockholders about the financial results and governance of the Company and possible transactions that would enhance shareholder value.

        On November 5, 2009, in connection with the delivery of copies of certain records pursuant to Porter's October 29 demand, the Company and Porter entered into a confidentiality agreement whereby Porter agreed to keep such records confidential and use them only for the purpose stated in Porter's demand letter.

        On November 5, 2009, the Board met with members of senior management, as well as representatives from Wyatt, Tarrant & Combs, LLP, Chartwell and Commerce Street. The Board carefully considered the full range of strategic, financial and legal aspects of the Tender Offer and the nature and timing of the Tender Offer. After a thorough review of the terms and conditions of the Tender Offer, the Board unanimously concluded that the Tender Offer is financially inadequate and is not in the best interests of the Company and its stockholders, other than Porter and its affiliates, and that, in light of the Company's future prospects, the interests of the stockholders will best be served by the Company continuing to pursue the strategic plan that the Company announced on October 20, 2009. Accordingly, the Board unanimously determined to recommend that the Company's stockholders reject the Tender Offer and not tender their Company Common Shares in the Tender Offer, and approved the filing of this Statement.

Reasons for Recommendation

        The Board has conducted a thorough review and consideration of the Tender Offer after consultation with management and its financial and legal advisors. After considering its fiduciary duties under applicable law, the Board unanimously determined that the Tender Offer is not in the best interests of the Company and its stockholders, other than Porter and its affiliates, and that the Company's stockholders should reject the Tender Offer and not tender their Company Common Shares in the Tender Offer.

        The Board considered the following factors in its evaluation of the Tender Offer and in support of its recommendation that the Company's stockholders reject the Tender Offer and not tender their Company Common Shares in the Tender Offer:

  The Tender Offer is opportunistic.

        Porter's Tender Offer comes at the end of the worst economic recession in the United States since the Great Depression. The recession has adversely affected the banking industry in dramatic ways and resulted in significant declines in the values of banking and financial stocks. As Porter notes in the Tender Offer, "Over the past year and a half, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence."

        Like many financial institutions, the Company's business and the trading price of Company Common Shares have been adversely affected by these conditions. The Board believes Porter timed the Tender Offer to take advantage of these conditions and attempt to acquire control of the Company through a coercive offer, as discussed further below, at a time when the trading price of Company Common Shares was at its most depressed. Prior to Porter's announcement on October 15, 2009 that it had entered into option agreements with certain undisclosed stockholders of the Company to acquire 311,603 Company Common Shares for $9.00 per share, subject to certain conditions, Company Common Shares were trading close to their 5 year low.

        The Board does not believe the recent trading price of Company Common Shares reflects the true overall value of the Company. While the trading price of Company Common Shares has been impacted by the Company's recent financial performance, the Board believes that the trading price of Company Common Shares has also been negatively impacted by overall economic conditions and the recent financial crisis that has dramatically reduced the stock price of many financial and bank stocks. Porter acknowledges these conditions and their negative impact on financial and bank stocks generally in its Tender Offer. The Board believes Porter is taking advantage of these conditions, including the low trading price of Company Common Shares, to try to acquire control of the Company, one of its competitors, in a depressed stock market through the means of a coercive offer as discussed further below.

        In short, the Board does not believe now is the right time to sell a well capitalized banking organization such as the Company. Indeed, the number of merger and acquisition transactions involving financial institutions has dramatically decreased so far in 2009 to one third of the average number per year of such transactions from 2000 through 2008.

  The Tender Offer is financially inadequate.

        The Board believes that the Tender Offer does not fully reflect the intrinsic value of the Company. On November 5, 2009, Commerce Street rendered its opinion to the Board of Directors of the Company, subsequently confirmed in writing, that, as of November 5, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, that the consideration proposed to be paid to the holders of Company Common Shares pursuant to the Tender Offer was inadequate from a financial point of view to such holders (other than Porter and its affiliates). The full text of the written opinion of Commerce Street, dated November 5, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Commerce Street provided its opinion for the information and assistance of the Board in connection with its consideration of the Tender Offer. The Commerce Street opinion is not a recommendation as to whether or not any holder of Company Common Shares should tender their shares in connection with the Tender Offer. Chartwell, the Company's other financial advisor, also orally expressed its support and agreement with Commerce Street's opinion. After considering the factors set forth herein, including the opinion of Commerce Street and advice of Chartwell, the Board has unanimously concluded that the Tender Offer is financially inadequate.

  The Tender Offer does not properly reflect the Company's business, financial condition, current business strategy and future prospects.

        Porter's Tender Offer price of $9.00 is below both the $11.08 book value and $9.08 tangible book value per Company Common Share as of September 30, 2009. During the third quarter of 2009, the Board and senior management undertook to evaluate the Company's strategic plan. This included a complete reevaluation of the Company's previous branch delivery model with a focus on streamlining delivery and staffing levels to generate improved financial performance. Two branch locations were identified that did not currently meet, and were not likely to meet in the future, targeted performance levels, and that were in such close proximity to other centers that the two could easily be combined and maintain service levels. In addition, the Company began to restructure to gain efficiencies in its workforce, both at the branch level and in its administrative services area, including initial steps to begin to reduce overall staff by twenty percent. The Board believes that the Company's plan to reduce operating expenses, combined with ongoing efforts to improve net interest income, will allow the Company to favorably impact its financial performance going forward despite the current market conditions. The Board feels this long term strategic plan is the best approach for creating value for the Company and its stockholders, given the depressed market for bank and financial stocks and other conditions, and that the Company's senior management will be able to create stockholder value meaningfully in excess of the Tender Offer price through the continued execution of this strategic plan. The Board and management remain entirely focused on generating the maximum value for stockholders.

  The Tender Offer is coercive and creates a liquidity and value risk for stockholders who do not tender.

        The Tender Offer by its terms is coercive and, as mentioned above, timed by Porter to take advantage of the depressed stock price of Company Common Shares. Often when an unsolicited tender offer is made to acquire a company such as the one made by Porter in this case, the bidder will commit as part of the offer to pursue a second-step merger if the offer is successful and acquire the remaining equity interest in the target company for the same price that the offeror offered stockholders in the tender offer. By contrast, Porter does not guarantee a second-step merger following the closing of the Tender Offer, and does not commit to pay the same price for Company Common Shares in a second-step merger if it does occur. This structure is inherently coercive, because it forces holders of Company Common Shares to make a decision as to whether to accept the Tender Offer or maintain the stockholder's position and reject the Tender Offer, without knowing whether, if the Tender Offer is completed, the stockholder might be forced to take a lower per-share cash price, or securities of uncertain value in any second-step merger, or if no second-step merger will be undertaken, in which case the stockholder could be left with illiquid or minority discounted shares in a company controlled by a single stockholder, with no assurance as to the value that might ultimately be received by the minority stockholder and the risk of conduct by the controlling stockholder that could be detrimental to the minority interests.

        If Porter acquires a majority of the outstanding Company Common Shares in the Tender Offer, Porter would able to exercise control over the Company's business and affairs and to determine the outcome of any matter submitted to a vote of the Company's common stockholders, such as the election and removal of directors, amendments to the Company's Amended and Restated Articles of Incorporation (including any amendment that changes the rights of Company Common Shares) and any merger, consolidation or sale of all or substantially all of the Company's assets, subject only to restrictions on certain amendments or similar transactions that adversely affect the terms and would thereby require the vote of the holders of the Convertible Preferred Stock and/or TARP Preferred Stock. Further, Porter could take actions or make decisions in its self-interest that are opposed to the interest of the remaining stockholders of the Company. Neither our Amended and Restated Articles of Incorporation, Restated Bylaws, nor Kentucky law requires the vote of more than a simple majority of outstanding Company Common Shares to approve a matter submitted for stockholder approval, subject to certain limited voting rights of the holders of Convertible Preferred Stock and TARP Preferred Stock provided in the Company's Amended and Restated Articles of Incorporation.

        Further, if the Tender Offer is completed but a second-step merger is not effected, as Porter indicates in the Tender Offer, there will be a significant decrease in the public float for the Company Common Shares and the remaining Company Common Shares will likely be substantially less liquid. A smaller public float can reduce the number of investors interested in the Company Common Shares and result in a less active trading market. Porter indicates in the Tender Offer it might seek to cause Company Common Shares to be de-listed from the NASDAQ Global Market and this would reduce liquidity further. Further, the Tender Offer does not guarantee that the Company Common Shares will continue to be registered under the Exchange Act. Porter might voluntarily take actions to deregister the Company Common Shares, resulting in less information regarding the Company and greater illiquidity.

        Again, the Board believes Porter chose this coercive structure for the Tender Offer to attempt to acquire control of the Company, one of its competitors, at a time when the stock price of Company Common Shares was extremely depressed and not reflective of the Company's true value and at a Tender Offer price that the Board believes, and has been advised by its financial advisors, to be inadequate.

  The Tender Offer is disruptive to the Company's business, including its customers and key employees.

        The unsolicited nature of the Tender Offer and the uncertainty surrounding the Tender Offer are and will continue to be disruptive to the Company's customer and employee bases. Uncertainty surrounding future ownership and management could result in customer attrition and the inability to market new products to customers. The Company is reliant on key personnel and key employees may pursue other employment opportunities given the uncertainty surrounding the Company's future and their employment with the Company.

  The Board has concerns about the value of Porter Common Shares to the extent stockholders who tender their Company Common Shares elect this form of consideration.

        Porter identifies several risks in the Tender Offer that could negatively impact Porter's business and the value of the Porter Common Shares. Stockholders should consider these risks carefully in considering the Tender Offer, particularly should stockholders determine to tender their Company Common Shares and elect to receive Porter Common Shares in the Tender Offer. The Board has concerns that the risks identified in Porter's Tender Offer could limit Porter's growth prospects and the potential negative impact of these prospects on the future stock price of Porter Common Shares. For example, as disclosed in the Tender Offer:

  •
  Approximately 89.6% of Porter's loan portfolio as of September 30, 2009 consisted of loans collateralized by real estate, and approximately 23.3% of its loan portfolio consisted of real estate construction and development loans, which as Porter recognizes in the Tender Offer, generally carry a higher degree of risk;

  •
  Porter's non-performing loans to total loans ratio was 1.89% as of September 30, 2009. At the same time, Porter's allowance for loan losses to non-performing loans ratio was 83.60% at September 30, 2009. As Porter notes in the Tender Offer, Porter's decisions regarding credit risk may not be accurate, and Porter's allowance for loan losses may not be sufficient to cover actual losses Porter experiences in its loan portfolio, which could adversely affect Porter's business, financial condition and results of operations and the value of Porter Common Shares.

        By contrast, the Company's non-performing loans to total loans ratio was 1.04% as of September 30, 2009 and the Company's allowance for loan losses to non-performing loans ratio was 139.90% at September 30, 2009.

        Another concern highlighted in Porter's Tender Offer for those stockholders who tender their shares and receive Porter Common Shares, which concern the Board shares, is the concentration of ownership of Porter Common Shares. As reported, J. Chester Porter, Porter's Chairman, and Maria L. Bouvette, Porter's President and Chief Executive Officer, beneficially own over 65% of outstanding Porter Common Shares. Even if all holders of Company Common Shares tender such shares to Porter in the Tender Offer and all elect to receive Porter Common Shares, the Tender Offer indicates that such holders would only own approximately 13% of the then outstanding Porter Common Shares, and

Mr. Porter and Ms. Bouvette would continue to own a majority of outstanding Porter Common Shares. Accordingly, as stated in the Tender Offer, Mr. Porter and Ms. Bouvette would be able to exercise control over Porter's business and affairs and to determine the outcome of any matter submitted to a vote of Porter stockholders, including the election and removal of Porter's entire board of directors, any amendment of Porter's articles of incorporation (including any amendment that changes the rights of Porter Common Shares) and any merger, consolidation or sale of all or substantially all of Porter's assets. Mr. Porter and Ms. Bouvette could take actions or make decisions in their self-interest that are opposed to the interest of other stockholders of Porter. In addition, they could remove directors who take actions or make decisions they oppose but are favored by other stockholders, and may be less receptive to the desires communicated by stockholders. The Tender Offer further states that neither Porter's articles of incorporation, bylaws, nor Kentucky law requires the vote of more than a simple majority of Porter's outstanding Porter Common Shares to approve a matter submitted for stockholder approval, subject to the general statutory requirement that any transaction in which one or more directors have a direct or indirect interest (other than as a stockholder) must be "fair" to the corporation. In addition, as the Tender Offer notes, Mr. Porter and Ms. Bouvette have a level of concentrated control over Porter that could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise give stockholders the opportunity to realize a premium over the then-prevailing market price of Porter Common Shares. As a result, the market price and liquidity of Porter Common Shares could be adversely affected.

        Lastly, the Board has only conducted a review of Porter's publicly available information and has not had access to Porter's non-public information. Therefore, Porter may be subject to unknown liabilities that the Company is unaware of that could have a material adverse effect on Porter's profitability, financial condition and results of operations.

  The consideration offered by Porter is taxable.

        The Tender Offer price would generally be taxable to the Company's common stockholders, regardless of the form of the consideration that the stockholders who tender their Company Common Shares in the Tender Offer receive.

  The Tender Offer is highly conditional and therefore may be illusory.

        The effect of the Tender Offer's numerous and subjective conditions is that the holders of Company Common Shares cannot be assured that Porter will consummate the Tender Offer, resulting in what amounts to an option to purchase the Company that can be exercised in Porter's discretion after causing substantial disruption to the Company's business.

  The Company's directors and executive officers do not intend to tender their Company Common Shares.

        The Company's directors and executive officers believe that the intrinsic value of the Company's business, financial condition, current business strategy and future prospects have not been fully reflected in the Tender Offer price. As a result, to the Company's knowledge, none of the Company's directors or executive officers currently intends to tender any of their Company Common Shares for purchase pursuant to the Tender Offer.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Tender Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to the specific factors considered in determining to recommend that holders of Company Common Shares reject the Tender Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of Wyatt, Tarrant & Combs, LLP, Commerce Street and Chartwell, who were retained to advise the Board in connection with the Tender Offer.

        Accordingly, the Board unanimously recommends that the Company's stockholders reject the Tender Offer and NOT tender their Company Common Shares in the Tender Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations or Recommendations.

        The Company has an ongoing engagement with Chartwell to act as the Company's financial advisor. The Company pays Chartwell a set fee based on the number of business days Chartwell provides services on behalf of the Company. The Company has agreed to indemnify Chartwell and related persons against certain liabilities, including liabilities under the federal and state securities laws, arising out of the engagement.

        The Company has also retained Commerce Street to act as one of the Company's financial advisors in connection with the Tender Offer and related matters. Specifically, Commerce Street was retained to provide the Company with an evaluation of and recommendations to the Board regarding the fairness and adequacy of the Tender Offer. The Company has agreed to pay Commerce Street certain customary fees for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement. The Company also agreed to indemnify Commerce Street and related persons against certain liabilities, including liabilities under the federal and state securities laws, arising out of such engagement.

        In engaging Commerce Street, the Board was aware that Service Equity Partners, LP and Service Equity Partners (QP), LP, each an affiliate of Commerce Street, owned 194,000 Company Common Shares, representing 9.9% of the outstanding Company Common Shares as of November 2, 2009.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Tender Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

        No transactions with respect to Company Common Shares have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Steve Marcum	9/10/2009	2,000	$4.30	Purchased in the open market through IRA at E*Trade Securities

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

        Except as described in this Statement (including in the annexes and exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Tender Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Company Common Shares by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Tender Offer, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Tender Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

        Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Tender Offer that could have one of the effects specified in the preceding paragraph. The Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Therefore, the Company does not intend to disclose such negotiations in the future unless an agreement in principle has been reached or except where otherwise required by law.

ITEM 8.    ADDITIONAL INFORMATION.

Regulatory Considerations.

        One of the conditions to the Tender Offer is Porter must obtain all consents or approvals of federal and state authorities required to complete the Tender Offer, including the approval from the Federal Reserve and the KDFI.

        The Federal Reserve may not approve any acquisition if (1) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; (2) the effect of the acquisition may be to substantially lessen competition in any section of the country, or tend to create a monopoly, or in any manner restrain trade, unless the Federal Reserve finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served; or (3) the applicant fails to provide the Federal Reserve with adequate assurances that it will make available information about its operations or activities that the Federal Reserve deems appropriate to determine and enforce compliance with the Bank Holding Company Act and other applicable federal banking statutes and regulations. The U.S. Department of Justice also has the opportunity to review and comment on any antitrust concerns.

        In addition, the Federal Reserve will consider (1) the financial condition of the bank holding companies and banks concerned; (2) the competence, experience, and integrity of the officers, directors, and principal shareholders of the bank holding companies and banks concerned and the applicant's record of compliance with laws and regulations and fulfillment of any commitments to, and any conditions imposed by, the Federal Reserve in connection with prior applications; and (3) the convenience and needs of the communities to be served. The Federal Reserve may impose conditions on any approval, including conditions to address competitive, financial, managerial, safety and soundness, convenience and needs or compliance.

Second-Step Merger Provisions.

        The purpose of the Tender Offer as stated by Porter in the Tender Offer is to acquire control of the Company. Porter has indicated that if the Tender Offer is consummated, Porter may seek to consummate a merger of a wholly owned subsidiary of Porter into the Company in order to acquire the entire equity interest in the Company, although Porter indicates it has no commitment to do so. Under the KBCA, any such second-step merger must be approved by the Board and the affirmative vote of stockholders of the Company holding a majority of the outstanding shares entitled to vote as a group or class on the second-step merger. If Porter acquires pursuant to the Tender Offer or otherwise at least a majority of the outstanding Company Common Shares entitled to vote as a group or class on the second-step merger and the second-step merger is approved by the Board, Porter would have sufficient voting power to approve the second-step merger on behalf of the Company Common Shares without the affirmative vote of any other common stockholder of the Company. Any such second-step merger would require the approval of the holders of the Convertible Preferred Stock and TARP Preferred Stock only to the extent the terms of such preferred stock would be altered or modified in an adverse manner as a result of such merger.

Dissenter's Rights.

        The Company's stockholders do not have dissenters' rights in connection with the Tender Offer under the KBCA. As a general matter, however, Section 271B.13-020 of the KBCA provides stockholders with the right to demand and to receive payment of the fair value of their stock in the event of (i) a merger if stockholder approval was required and the stockholder in question was entitled to vote on the merger, (ii) a share exchange in which the corporation is the party whose shares will be acquired and the stockholder was entitled to vote on the share exchange, (iii) a sale or exchange of assets in a manner requiring stockholder approval under the KBCA, (iv) certain amendments to the corporation's articles of incorporation that materially and adversely affect the stockholder's shares, (v) conversion of the corporation to a limited liability company or (vi) certain business combinations with interested stockholders which are subject to or exempted from the KBCA, though (vi) would not apply to the Company since it is a bank holding company. Accordingly, if the Tender Offer is consummated and Porter determines to pursue a second-step merger or another transaction described above that would trigger dissenters' rights under the KBCA, the Company will notify stockholders of their right to dissent from such transaction and the procedures to be followed in order to dissent, all in accordance with the KBCA.

Forward-Looking Statements.

        Certain statements in this Statement may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ materially are economic conditions generally and in the market areas of the Company, a continuation or worsening of the current disruption in credit and other markets, goodwill impairment, overall loan demand, increased competition in the financial services industry which could negatively impact the Company's ability to increase total earning assets, retention of key personnel and the success of cost savings and expense reductions from planned branch closures and restructuring. Actions by the U.S. Department of the Treasury and federal and state bank regulators in response to changing economic conditions, changes in interest rates, loan prepayments by and the financial health of the Company's borrowers, and other factors described in the reports filed by the Company with the Securities and Exchange Commission could also impact current expectations.

ITEM 9.    EXHIBITS.

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Press release issued by the Company, dated November 6, 2009
(a)(2)	Letter to stockholders of the Company dated November 6, 2009
(e)(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders filed April 3, 2009
(e)(2)	Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.1 of the Company's 8-K/A filed September 21, 2009)
(e)(3)	Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed March 17, 2005)
(e)(4)	First Amendment to Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10 of the Company's Form 8-K filed September 27, 2006.)
(e)(5)	2002 Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(6)	2003 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(7)	Amendment No. 1 to 2003 Non-Employee Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.11 of the Company's Form 10-K filed March 30, 2009)
(e)(8)	Form of Waiver (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 23, 2008)
(e)(9)	Restated Articles of Incorporation of Citizens First Corporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(10)	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10Q-SB dated June 30, 2004.)
(e)(11)
Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed June 5, 2007)
(e)(12)
Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed December 23, 2008)
(e)(13)	Amended and Restated Bylaws of Citizens First Corporation (incorporated by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K filed March 24, 2009)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CITIZENS FIRST CORPORATION
By	/s/ M. TODD KANIPE

Name: M. Todd Kanipe
Title: President and Chief Executive Officer

Dated: November 6, 2009

ANNEX A

Directors and Executive Officers
of Citizens First Corporation

Directors

M. Todd Kanipe
Barry D. Bray
Sarah Glenn Grise
Chris Guthrie
James R. Hilliard
Dr. John J. Kelly, III
Amy Milliken
Steve Newberry
John T. Perkins
Jack Sheidler, Chairman
John Taylor
Freddie Travis
Kevin Vance

Executive Officers

M. Todd Kanipe
Steve Marcum
Kim Harmon
Carolyn Harp
Kim M. Thomas
Dawn Forbes
Tonia Harris

A-1

ANNEX B

         [Commerce Street Capital, LLC Letterhead]

November 5, 2009

The Board of Directors of
Citizens First Corporation
1065 Ashley Street, Suite 200
Bowling Green, Kentucky 42103

To the Board of Directors:

Commerce Street Capital, LLC ("CSC") understands that Porter Bancorp, Inc. ("PBIB") has made an unsolicited offer to purchase all of the outstanding shares of Citizens First Corporation (the "Company") for $9.00 per share consisting of cash and/or shares of PBIB Common Stock as further described and pursuant to the terms and conditions as disclosed in PBIB's Tender Offer Statement Schedule TO dated October 23, 2009 (the "Consideration"). The terms and conditions of the offer are described in PBIB's offer and take-over bid dated October 23, 2009 (the "Offer").

Engagement of CSC

By letter agreement dated October 28, 2009 (the "Engagement Agreement"), the Company retained CSC to act as financial advisor to the Company and the Board of Directors in connection with the Offer. Pursuant to the Engagement Agreement, the Board of Directors of the Company has requested that CSC prepare and deliver to the Board of Directors CSC's written opinion (the "Opinion") as to the adequacy, from a financial point of view, of the Consideration offered pursuant to the Offer to the Shareholders, other than PBIB and its affiliates.

CSC will be paid for an analysis of the offer and rendering the Opinion. The Company has also agreed to indemnify CSC with respect to certain liabilities that might arise out of CSC's engagement. We would also note that Service Equity Partners, LP and Service Equity Partners (QP), LP, each an affiliate of Commerce Street, owned 194,000 shares of the Company's Common Stock, representing 9.9% of the outstanding Company Common Shares as of November 2, 2009.

The Opinion expressed herein is the opinion of CSC and the form and content herein have been approved for release by its managing partners and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Citizens First Corporation
Board of Directors
November 5, 2009

Scope of Review

In connection with rendering the Opinion, CSC reviewed and relied upon, among other things, the Offer as disclosed in PBIB's Tender Offer Statement Schedule TO and related materials, including its Registration Statement on Form S-4, and a draft of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the "Schedule 14D-9"). CSC has also reviewed and analyzed certain publicly available business and financial information relating to the Company, including the Company's audited financial statements as of and for the year ending December 31, 2008 and interim statements to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to CSC for purposes of CSC's analysis, and CSC has met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

CSC has also reviewed and considered certain financial and stock market data relating to the Company as well as PBIB, and CSC has compared that data with similar data for certain other companies, the securities of which are publicly traded, that CSC believes may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and CSC has reviewed and considered the financial terms of certain business combinations in the banking industry. CSC has also performed such other financial studies, analyses, and investigations and reviewed such other information as CSC considered appropriate for purposes of the Opinion.

CSC has also participated in discussions regarding the Offer and related matters with Wyatt, Tarrant & Combs, LLP, legal counsel to the Company and the Board of Directors in connection with responding to the Offer.

In addition, CSC has participated in discussions with members of the senior management of the Company regarding past and current business operations, financial condition and future prospects.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

CSC has not been asked to prepare and has not prepared a formal valuation or appraisal of any of the individual assets or securities of the Company, PBIB or any of their respective affiliates and the Opinion should not be construed as such.

CSC has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by CSC from

Citizens First Corporation
Board of Directors
November 5, 2009

public sources, or provided to CSC by the Company or its advisors or otherwise obtained by CSC pursuant to its engagement, and the Opinion is conditional upon such completeness, accuracy and fair presentation. CSC has not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. CSC has not met separately with the independent auditors of the Company in connection with preparing the Opinion and CSC has assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon.

With respect to the historical financial data, operating and financial forecasts and budgets provided to CSC concerning the Company and relied upon in CSC's financial analyses, CSC has assumed (subject to the exercise of CSC's professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company's business, plans, financial condition and prospects.

The Company has represented to CSC, among other things, that the information, data and other material (financial or otherwise) provided to CSC by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided and that, since the date of the Information, except for the effects of the Offer, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

CSC is not a legal, tax or accounting expert and expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of the Opinion for such purposes.

The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to CSC in discussions with management of the Company and its affiliates. In CSC's analyses and in connection with the preparation of the Opinion, CSC made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Offer and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CSC; provided CSC consents to the references to and the filing of this Opinion with the Schedule 14D-9 of the Company and the communication to stockholders of the Company filed as a part thereof. The

Citizens First Corporation
Board of Directors
November 5, 2009

Opinion is not intended to be and does not constitute a recommendation to any shareholder to accept or reject the Offer.

CSC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by CSC, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of the Opinion provided herein is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company. CSC does not express any view on, and the Opinion does not address, the fairness from a financial point of view of the Consideration or any other term or aspect of the Offer. In addition, CSC does not express any view on, and the Opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer to, or any Consideration received in connection therewith by, PBIB or its affiliates, the holders of any other class of securities, creditors or other constituencies of the Company.

The Opinion is given as the date hereof and, although CSC reserves the right to change or withdraw this Opinion if CSC learns that any of the information that CSC relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, CSC disclaims any obligation to change or withdraw the Opinion, to advise any person of any change that may come to CSC's attention or to update the Opinion after the date of the Opinion.

Opinion

The Opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the Company's shareholders (other than PBIB and any of its affiliates) pursuant to the Offer. Based upon and subject to the foregoing and such other matters as CSC considered relevant, it is CSC's opinion, as of the date hereof, that the Consideration offered to the Company's Shareholders pursuant to the Offer is inadequate, from a financial point of view, to such shareholders other than PBIB and its affiliates.

Very truly yours,

/s/ COMMERCE STREET CAPITAL, LLC

COMMERCE STREET CAPITAL, LLC

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Press release issued by the Company, dated November 6, 2009
(a)(2)	Letter to stockholders of the Company dated November 6, 2009
(e)(1)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders filed April 3, 2009
(e)(2)	Employment Agreement between Citizens First Corporation and Matthew Todd Kanipe (incorporated by reference to Exhibit 10.1 of the Company's 8-K/A filed September 21, 2009)
(e)(3)	Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed March 17, 2005)
(e)(4)	First Amendment to Employment Agreement between Citizens First Corporation and Kim M. Thomas (incorporated by reference to Exhibit 10 of the Company's Form 8-K filed September 27, 2006.)
(e)(5)	2002 Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(6)	2003 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(7)	Amendment No. 1 to 2003 Non-Employee Stock Option Plan of Citizens First Corporation (incorporated by reference to Exhibit 10.11 of the Company's Form 10-K filed March 30, 2009)
(e)(8)	Form of Waiver (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed December 23, 2008)
(e)(9)	Restated Articles of Incorporation of Citizens First Corporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 (No. 333-103238))
(e)(10)	Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10Q-SB dated June 30, 2004.)
(e)(11)
Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed June 5, 2007)
(e)(12)
Articles of Amendment to Amended and Restated Articles of Incorporation of Citizens First Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed December 23, 2008)
(e)(13)	Amended and Restated Bylaws of Citizens First Corporation (incorporated by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K filed March 24, 2009)